Sapphire Sky Boutique, LLC

Profit and Loss

January - December 2022

	TOTAL
Income	**$1,557,152.89**
Cost of Goods Sold	
Cost of Goods Sold	635,759.21
Shipping	155,776.38
Total Cost of Goods Sold	**$791,535.59**
GROSS PROFIT	**$765,617.30**
Expenses	
Advertising & Marketing	262,440.05
Bank Charges & Fees	70,431.49
Insurance	3,982.00
Interest Paid	58,615.95
Job Supplies	30,877.69
Legal & Professional Services	204.59
Meals & Entertainment	359.22
Office Supplies & Software	46,691.24
Payroll - Federal and State	17,646.59
Payroll - Health Insurance Premium	17,596.46
Rent & Lease	52,100.00
Repairs & Maintenance	2,389.72
Salary & Wages	94,924.30
Taxes & Licenses	1,119.69
Taxes Paid - Sales Tax	38,257.18
Travel	845.13
Utilities	14,298.49
Total Expenses	**$712,779.79**
NET OPERATING INCOME	**$52,837.51**
Other Expenses	
Depreciation	10,437.00
Other Miscellaneous Expense	1,332.00
Total Other Expenses	**$11,769.00**
NET OTHER INCOME	**$ -11,769.00**
NET INCOME	**$41,068.51**

Sapphire Sky Boutique, LLC

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Business Advantage Chk - 5484 (5484)	60,274.11
Closed Bank Of America Account	0.00
Total Bank Accounts	**$60,274.11**
Other Current Assets	
Inventory	289,934.14
Total Other Current Assets	**$289,934.14**
Total Current Assets	**$350,208.25**
Fixed Assets	
Machinery & Equipment	120,953.81
Total Fixed Assets	**$120,953.81**
TOTAL ASSETS	**$471,162.06**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	**$327,343.35**
Long-Term Liabilities	**$73,203.87**
Total Liabilities	**$400,547.22**
Equity	
Opening Balance Equity	0.00
Retained Earnings	28,346.33
Shareholder Investment	1,200.00
Net Income	41,068.51
Total Equity	**$70,614.84**
TOTAL LIABILITIES AND EQUITY	**$471,162.06**

Sapphire Sky Boutique, LLC

Statement of Cash Flows
January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	41,068.51
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Inventory	-153,141.84
BOA Credit Card	-964.78
Chase Credit Card	-2,354.76
Discover Credit Card	-21,398.52
Fidelity Rewards Visa Credit Card	-9,041.86
Loan Payable - Business Backer	47,037.20
Loan Payable - Everest	21,081.52
Loan Payable - Fratello Capital	8,735.51
Loan Payable - Kickfurther Inv. Loan	44,000.00
loan Payable - National Funding Loan	26,094.40
Loan Payable - National Funding Loan 3 (deleted)	-61,521.10
Loan Payable - National Funding Loan 4 (deleted)	-52,296.15
Loan Payable - National Funding Loan 5 (deleted)	-36,146.00
Loan Payable - On Deck Line of Credit	-8,088.56
Loan Payable - Owner Loan	57,997.20
loan Payable - PayPal WC 3	34,044.50
Loan Payable - PayPal Working Capital (deleted)	-14,139.40
Loan Payable - PP Term	31,421.32
Loan Payable - Slate	33,833.14
Loan Payable - Stripe WC	11,312.17
Loan Payable - Stripe Working Capital Loan (deleted)	-55,137.32
Loan Payable - Vox	22,445.00
Rapid - LOC	23,764.53
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-52,463.80**
Net cash provided by operating activities	**$ -11,395.29**
INVESTING ACTIVITIES	
Machinery & Equipment	-84,425.37
Net cash provided by investing activities	**$ -84,425.37**
FINANCING ACTIVITIES	
Equipment Financing - Commercial Printer	34,683.93
Equipment Financing - Warehouse Bins	1,811.28
Equipment Financing - Warehouse Equipment	22,247.20
Equipment Financing - Warehouse Equipment Racks	14,461.46
Net cash provided by financing activities	**$73,203.87**
NET CASH INCREASE FOR PERIOD	**$ -22,616.79**
Cash at beginning of period	82,890.90
CASH AT END OF PERIOD	**$60,274.11**